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                              GOLDSTEIN AND MORRIS
                       CERTIFIED PUBLIC ACCOUNTANTS, P.C.
                               36 WEST 44TH STREET

                            NEW YORK, NEW YORK 10036
                            TELEPHONE (212) 789-9800
                            FACSIMILE (212) 789-8090


January 6, 2004

Mr. Nitin M. Amersey
Mr. Kenneth Smart
Ugomedia  Interactive  Corp.
c/o Sciax  Technology,  Inc.
233 Carlaw Avenue, Suite 401
Toronto, ON, Canada M4M 3N6

Dear Mr. Amersey and Mr. Smart:

We are pleased to confirm our understanding of the services we are to provide for Ugomedia Interactive Corp. and Subsidiaries for the year ended July 31, 2003.

We will audit the balance sheet of as of July 31, 2003 and the related statements of operations, retained earnings, changes in Shareholders' equity and cash flows for the year then ended.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with US generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors, and financial institutions. We will also request written representations from your attorneys as part of the engagement and they may bill you for responding to this inquiry. At the conclusion of our audit, we will require certain written representations from you about the financial statements and related matters.


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Mr. Nitin M. Amersey.
Mr. Kenneth Smart
Page 2

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Also, we will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from errors, fraudulent financial reporting, misappropriation of assets, or violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. Our responsibility as auditors is limited to the period covered by our audit and does not extend to any later periods for which we are not engaged as auditors.

Our audit will include obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit is not designed to provide assurance on internal control or to identify reportable conditions, that is, significant deficiencies in the design or operation of internal control. However, during the audit, if we become aware of such reportable conditions we will communicate them to you.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. We will advise you about appropriate accounting principles and their application and will assist in the preparation of your financial statements, but the responsibility for the financial statements remains with you. This responsibility includes the establishment and maintenance of adequate records and effective internal controls over financial reporting, the selection and application of accounting principles, and the safeguarding of assets. You are responsible for adjusting the financial statements to correct material misstatements and for confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. You are also responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

We understand that your employees will prepare all cash, accounts receivable, and other confirmations we request and will locate any documents selected by us for testing.

As part of our engagement, we will also review Form 10-KSB for the year ended July 31, 2003 and review Form 10-QSB for the quarters ending October 2003, January and April 2004.

We would expect to begin our audit as soon as possible, but no later than January 14, 2004 and to issue our report as soon as possible, but no later than the end of February 2004.


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Mr. Nitin M. Amersey.
Mr. Kenneth Smart
Page 3


We estimate that our fees for these services will range from approximately $25,000 to $45,000 for the audit and review of form 10-KSB and $5,000 for each review of form 10-QSB. You will also be billed for travel and other out-of-pocket costs. The fee estimate is based on the anticipated cooperation from your personnel and the assumption that unexpected circumstances will not be encountered during the audit. In addition, we have not had the opportunity to review the books and records before rendering this fee estimate. If significant additional time is necessary, we will discuss it with you and arrive at a new fee estimate before we incur the additional costs. Our invoices for these fees will be rendered twice monthly as work progresses and are payable on presentation. In accordance with our firm policies, work may be suspended if your account becomes 30 days or more overdue and will not be resumed until your account is paid in full. If we elect to terminate our services for nonpayment, you will be obligated to compensate us for all time expended and to reimburse us for all out-of-pocket expenditures through the date of termination.

A consent is required from the prior auditor when including their audited financial statements in any filings. They may bill you for issuing their consent. If we need to re-audit any prior period it will be pursuant to a separate engagement letter.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please contact Bill Postelnik. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us with a retainer in the amount of $15,000.


Very truly yours,
Goldstein & Morris, CPA's, P.C.

William A. Postelnik
By: William A. Postelnik, CPA


RESPONSE:
This letter correctly sets forth the understanding of Ugomedia-Interactive,Corp.

/s/ Nitin M. Amersey                          /s/ Kenneth Smart
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Nitin M. Amersey                              Kenneth Smart
Chairman and CEO                              President

January 6, 2004                               January 8, 2004
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Date                                          Date